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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                                (Amendment No. 3)

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                         ABR INFORMATION SERVICES, INC.
                            (Name of Subject Company)

                         ABR INFORMATION SERVICES, INC.
                      (Name of Person(s) Filing Statement)

                 Voting Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   00077R 10 8
                      (CUSIP Number of Class of Securities)

                               James P. O'Drobinak
                Senior Vice President and Chief Financial Officer
                         ABR Information Services, Inc.
                           34125 U.S. Highway 19 North
                           Palm Harbor, FL 34684-2141
                                 (727) 785-2819
  (Name,address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                 With Copies to:

                             Francis J. Aquila, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

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            This Amendment No. 3 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 of ABR Information Services, Inc., a Florida corporation (the "Company"), filed with the Securities and Exchange Commission on May 7, 1999, as amended by Amendment No. 1 to such Schedule filed with the Securities and Exchange Commission (the "SEC") on May 19, 1999, and Amendment No. 2 to such Schedule filed with the SEC on May 19, 1999 (as so amended, the "Statement"), with respect to the tender offer made by Spring Acquisition Corp. ("Purchaser"), a Florida corporation and a wholly-owned subsidiary of Ceridian Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of voting common stock, par value $0.01 per share, of the Company (the "Shares") at a purchase price of $25.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 1999 of Purchaser and Parent and in the related Letter of Transmittal.

            Capitalized terms used but not defined herein have the meanings given such terms in the Statement.

ITEM 2. Tender Offer of the Bidder.

            Item 2 of the Statement is hereby amended by deleting the first sentence of the first paragraph of such item and inserting in its place the following sentence:

            "The Offer is being made in accordance with Agreement and Plan of Merger, dated as of April 30, 1999, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 2, 1999 (as so amended, the "Merger Agreement"), among the Company, Parent and Purchaser."

            Item 2 of the Statement is hereby further amended by deleting the last sentence of the second paragraph of such item and inserting in its place the following:

            "A copy of the Merger Agreement (as of April 30, 1999) is filed as Exhibit (c)(1) hereto and is incorporated herein by reference. A copy of the June 2, 1999 Amendment to the Merger Agreement is filed as Exhibit
      (c)(8) hereto and is incorporated herein by reference."

ITEM 3. Identity and Background.

            Item 3(b) of the Statement is hereby amended by deleting the last paragraph appearing under the caption "Merger Agreement" and inserting in its place the following:

            "The foregoing description of terms and provisions of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, which is filed as Exhibit (c)(1) and (c)(8) to this Statement and is available for inspection and copying at the

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principal office of the SEC or may be viewed and printed from the SEC web site at http://www.sec.gov."

            Item 3(b) of the Statement is hereby further amended and supplemented by adding thereto the following information:

            Retirement Plan for Outside Directors

            On June 2, 1999, the Company Board adopted a Retirement Plan for Outside Directors (the "Retirement Plan"), effective as of June 1, 1999, the purpose of which is to provide retirement income to members of the Company Board who are not officers or employees of the Company (such members, the "Outside Directors") in recognition of their past services to the Company and to provide an incentive for such persons to continue to serve as members of the Company Board. Each Outside Director of the Company participates in the Retirement Plan.

            Upon a participant's ceasing to be an Outside Director, the Retirement Plan provides annual retirement benefits in an amount equal to such participant's years of service as an Outside Director (including any fractional part thereof) times the annual retainer paid to Outside Directors of the Company on the date that such participant ceases to be an Outside Director. If a participant has served less than 10 years as an Outside Director, such retirement benefit shall be reduced by multiplying the amount of the retirement benefit otherwise payable by a fraction, the numerator of which is such participant's years of service and the denominator of which is 10. The retirement benefits payable under the Retirement Plan are payable annually for 15 years unless the participant elects to have the present value (determined pursuant to the Retirement
      Plan) of such participant's benefits paid as a lump sum. The Retirement Plan also provides death benefits in an amount equal to the present value of the amount that would have been paid if the participant had elected to receive retirement benefits in the fifteen annual installments described above.

            The Retirement Plan provides that in the event of a Change in Control (as defined in the Retirement Plan), the Company shall pay in cash to each Outside Director, no later than the fifth day following the Change in Control, an amount equal to the present value of such participant's accrued retirement benefit under the Retirement Plan, determined as if such Participant ceased to be an Outside Director upon the Change in Control, and elected to receive his or her retirement benefit in the form of a lump sum cash payment. The consummation of the transactions contemplated by the Merger Agreement will constitute a Change in Control as defined in the Retirement Plan. The text of the Retirement Plan is attached to this Statement as Exhibit (c)(9) and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the text of the Retirement Plan.

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ITEM 9. Material to be Filed as Exhibits.

            Item 9 of the Statement is hereby amended and supplemented by adding thereto the following:

      Exhibit No.       Description
      -----------       -----------

      (c)(8) Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 2, 1999, among the Company, Parent and Purchaser.

      (c)(9)            ABR Information Services, Inc. Retirement Plan for
                        Outside Directors.

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                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 1999

                              ABR INFORMATION SERVICES, INC.

                              By:   /s/ James E. MacDougald
                                    ------------------------------
                              Name: James E. MacDougald
                                    Title: President and
                                           Chief Executive Officer


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      Exhibit No.       Description
      -----------       -----------

      (c)(8) Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 2, 1999, among the Company, Parent and Purchaser.

      (c)(9)            ABR Information Services, Inc. Retirement Plan for
                        Outside Directors.